EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36881 on Form S-8 of our report relating to the financial statements of PICO Holdings, Inc. and subsidiaries dated March 9, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for share-based payment as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006, as discussed in Note 1), and our report relating to management’s report on the effectiveness of internal control over financial reporting dated March 9, 2007, appearing in this Annual Report on Form 10-K of PICO Holdings, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 9, 2007